Top Ships Inc.

1 Vas. Sofias and Meg. Alexandrou Str.

15124 Maroussi

Greece

September 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Top Ships Inc.
Registration Statement on Form F-3
Originally filed on August 31, 2022
File No. 333-267170

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-3, that was originally filed with the U.S. Securities and Exchange Commission on August 31, 2022, be accelerated so that it will be made effective at 4:00 p.m. Eastern time on September 13, 2022, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 or Todd Johnson (212) 922-2258 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

TOP SHIPS INC.

By:	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Chief Executive Officer